UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
VIROPHARMA INCORPORATED (Name of Subject Company (Issuer))
VENUS NEWCO, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.002 Per Share (Title of Class of Securities)
928241108 (Cusip Number of Class of Securities)
Michael Garry
Shire Pharmaceutical Holdings Ireland Limited
5 Riverwalk, Citywest Business Campus,
Dublin 24, Ireland
+353 1 4297700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

November 11, 2013

Dear ViroPharma Employees,

I’m sure by now you’ve heard the good news about the plans for our two companies to come together. You’ve built an impressive company, one of which you should be proud. We look forward to soon being able to welcome you into the Shire fold.

As you can imagine, over the coming days I will be busy explaining this transaction to Shire's shareholders, many of whom are outside the United States. It is, however, my strong desire to meet as many of you in person as soon as possible. In that regard, I will be making plans to visit your Pennsylvania site in the coming days. In the meantime, I’ve asked a few of my colleagues to represent Shire today at a planned town hall to introduce you to our company and to explain what you can expect as part of the transaction process.

Shire has much in common with ViroPharma, including our shared entrepreneurial spirit and focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs. Your product CINRYZE® (C1 esterase inhibitor [human]), for the prophylactic treatment of hereditary angiodema (HAE) in adolescents and adults, is a perfect complement to our on-demand acute HAE therapy, FIRAZYR® (icatibant injection). By offering both prophylactic and acute therapies, we’ll be in a position to support patients with HAE in the best way possible.

There are other reasons why the integration of our two companies makes sense. Your impressive array of in-line and pipeline products clearly aligns with Shire’s two strategic priorities for delivering continued growth:

1.	driving optimum performance of our marketed (in-line) products – for patients today; and
2.	building our pipeline through both research & development and business development activities – for patients in the future.

Despite our two companies’ combined benefits, we realize there is much we’ll need to learn from you to ensure a seamless integration and maintain business continuity.

Closing of the transaction is subject to customary conditions, including the tender of a majority of the outstanding ViroPharma shares and the receipt of regulatory clearances. Pending anti-trust authority clearances, it is anticipated that the transaction will close in the last quarter of 2013, the first quarter of 2014 or as soon as possible thereafter.

While hopefully you agree that this is an exciting time for both of our companies, we appreciate that it is also an uncertain time for you. Please rest assured that, upon closing, we’ll quickly share with you more detailed information regarding the integration process, including timing. Along the way we will want your input and feedback on how it is going. If we’re able to share more with you before the closing, we’ll do so through your management team.

On behalf of Shire, we couldn’t be more enthusiastic about the prospect of having your company join ours. Until that happens, however, we’re confident that you will continue your great work of meeting the needs of the patients who rely on your medicines.

Best regards,

Flemming Ornskov, M.D.
CEO, Shire

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements included in this communication that are not historical facts are forward-looking statements.  Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s proposed acquisition of ViroPharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;
•
a governmental or regulatory approval required for the proposed acquisition of ViroPharma may not be obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

•
ViroPharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or ViroPharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•	difficulties in integrating ViroPharma into Shire may lead to greater costs and lower integration benefits than anticipated;

and risks and uncertainties detailed from time to time in Shire’s or ViroPharma’s filings with the U.S. Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell ViroPharma common stock. The offer to buy ViroPharma common stock will only be made pursuant to a tender offer statement (including the offer to purchase, letter of transmittal and other related tender offer materials). Investors and security holders are urged to read both the tender offer statement (which will be filed by Shire subsidiaries with the Securities and Exchange Commission (SEC) and the solicitation/recommendation statement on Schedule 14d-9 with respect to the tender offer (which will be filed by ViroPharma with the SEC) when they become available because they will contain important information, including the terms and conditions of the offer.  Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Shire and ViroPharma with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, and the solicitation/recommendation statement, may also be obtained (when available) for free by contacting Shire Investor Relations, at +1 781 482 0999 or +44 1256 894157.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.